SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 24, 2006, of Regulatory Application

ScottishPower's PacifiCorp Files Rate Case Request in Oregon for $112 million

ScottishPower announces that on 23 February 2006, its regulated US subsidiary,
PacifiCorp, filed a general rate case request with the Oregon Public Utility
Commission ("OPUC") for approximately $112 million related to increased operating costs as well as investments in generation, transmission and distribution assets. This proposed rate increase would take effect in December
2006.

Further information:

Colin McSeveny    Media Relations Director          0141 636 4515
David Ross        Group Investor Relations Manager  0141 566 4853

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 24, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary